02 DEC 16 AM 9:56

29 November 2002

02060544

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

SUPPL

Attention	Office of International Corporate Finance, Division of Corporation Finance
Re	David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones confirms closure of Parramatta Foodchain

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

ASX RELEASE
FOR IMMEDIATE RELEASE

29 November 2002

DAVID JONES CONFIRMS CLOSURE OF PARRAMATTA FOODCHAIN

David Jones Limited advises that further to information provided to the market in May and September of this year they have concluded discussions to assign all lease obligations with regards to the store at Parramatta in Sydney. Stores remain in operation at St Kilda, Hawthorn and Brighton in Melbourne and as previously advised the group intends to open a store at Manly in Sydney in early 2003.

A provision for costs associated with the closure of the Parramatta store was announced at the time of the full year results in September 2002. David Jones has no ongoing liability in relation to the Parramatta store which will cease to trade at close of business today.

ENDS

FOR FURTHER INFORMATION CONTACT

Jill Campbell
General Manager Corporate Affairs
David Jones Limited
Phone: 02 9266 5960 / 0412 0047 448
Email: jillcampbell@davidjones.com.au

02 DEC 16 AM 9:45

4 December 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Dear Sirs

David Jones Limited – Annual General Meeting

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

4 December 2002

The Manager Companies
Australian Stock Exchange Limited
11 Floor, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting

Pursuant to Listing Rule 3.13.2 (and the Corporations Act S251AA) we advise results of each motion listed in the Notice of Meeting for the Annual General Meeting held today, 4 December 2002.

Ordinary Business - passed as ordinary resolutions on a poll
(No vote was required on the receiving of the Financial Statements and Reports)
- Re-election of Robert Savage as a Director
- Re-election of Richard Warburton as a Director
- Confirmation of Ernst & Young as Auditors of the Company

Details of the total number of Proxy votes were as follows:

Proxies	**For**	**Open – Board proxies**	**Open – other proxies**	**Against**	**Abstain**
Ordinary Business					
Robert Savage	58,714,086	28,601,398	9,924,438	3,615,486	3,999,810
Richard Warburton	49,353,731	28,371,023	8,423,828	16,865,461	1,870,310
Confirmation of Ernst & Young as Auditors	63,763,217	28,614,550	9,866,942	918,839	1,690,545

Yours faithfully
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 554**

4 December 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

**David Jones Limited – Annual General Meeting –
Chairman's & CEO's Address**

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

Releases - Securities USA.doc

2002 ANNUAL GENERAL MEETING

WEDNESDAY 4 DECEMBER 2002

CHAIRMAN'S AND CHIEF EXECUTIVE OFFICER'S ADDRESS

Ladies and Gentlemen, fellow shareholders, thank you for taking the time to come to our AGM this morning.

Through the course of my report and Peter's which follows, we will cover a number of issues and of course the opportunity to ask questions will as usual be available to the meeting.

INTRODUCTION

I stood before you at the AGM in 2000 and referenced a Chinese philosopher who said "may you live in interesting times". If I thought life was interesting then it has certainly exceeded that definition ever since.

Since we last met, your company has made some significant progress in a number of key areas. We have as you know also had some disappointments. Tough decisions have been made to ensure shareholder returns are maximised moving forward. We recognise this is essential and our discussions with shareholders have only reinforced that. Momentum is building across our business and underlying performance in the core business - our department stores - has been excellent. I will touch on these issues in more detail shortly.

We hear, understand and share your frustration and disappointment at the time it has taken to put this company in a position to deliver appropriate returns to shareholders. What I want to talk to you about today is what we have done, and are doing, to rectify this.

I do not want to bore you with a history lesson but I do need to provide some historical context to this discussion.

Long time customers of David Jones would be very much aware that in the mid 1990's the brand lost its way. The great department store that you had known and loved was becoming something else, own brand labels proliferated and the value proposition – the words we use to describe how the company represents its stores, stock and image to the public – was rapidly losing focus.

By the end of our first year of listing the board knew that it must act to bring together a new team that could lead David Jones back to a sustainable premium positioning.

Your CEO Peter Wilkinson came on board in March 1997, he assembled a talented team of individuals, gathering people from outside and within the company, and set about restoring this icon brand. David Jones is a fundamentally better department store today than it was in 1997.

In short there was much to do and it involved much "catch-up" capital expenditure on neglected store refurbishment and IT infrastructure. It also meant the writing off of a larger than expected quantity of long-aged stock. Both Peter and I have covered details of this before.

Financial year 1997 was our ground zero. It marked the beginning of a 3 year turn around strategy. By the end of financial 2000 we were well positioned coming off the back of a strong trading year. Unfortunately like the rest of the non-food retail market what we did not know was that we were about to go through the worst trading conditions for around 20 years.

Trading conditions throughout most of 2001 could only be described as terrible coming off the back of a drop in consumer spending at the end of calendar 2000 which was the largest single drop in the history of recorded ABS figures.

As you are well aware our department store business was affected by these trading conditions which saw most of our competitors falter, some fatally. We believed the smart thing to do was to hold our market positioning take advantage of the operational improvements already in place and manage through this serious downturn in the cycle.

Because of this, David Jones was well positioned for the upside in trading that occurred at the beginning of this calendar year. You have now seen the group deliver 3 successive quarters of excellent sales growth – sales for the financial year 2002 were 7.8% higher than the corresponding period, with like for like sales growth up 3.1%. Sales for the first quarter of the new financial year were the best since the first quarter of financial year 2000 – up 7.5% in total and 5.8% like for like.

KEY ISSUES FOR THE COMPANY

As I stand here today the majority of commentators both financial and otherwise in the market generally recognise that our core department store business is exceptionally well run and well positioned. This has come off the back of sustained work on the processes and procedures that underlie our business.

Each year the board and management conduct a formal review of company performance and strategy. The primary objective of this annual review is to consider the group's strategic direction in the context of delivering satisfactory returns to all shareholders.

David Jones made a major strategic announcement to the market in May this year containing details of this year's review. A number of hard decisions were made in the interests of putting the company on a better footing going forward.

You saw the company take significant writedowns at the full year which had been outlined at the time of the strategic review announcement in May. This, is not a decision we took lightly or happily. The decisions were made after much deliberation and discussion and with the conviction they had to be made.

Key outcomes from the review were:

- Firstly, the core Department stores business is performing well. David Jones will strive to retain and further improve the premium market positioning of the business and the associated service and branding strategies which have driven the group's core business growth, and

- Secondly, a target of 15 % has been set for return on investment (ROI) and clear plans have been put in place to deliver those returns in Financial Year 2004

Our focus is heavily on improving return on investment through initiatives including improved capital management, reduced and rescheduled capital expenditure, improved balance sheet flexibility and action to pause the rollout and improve the performance of our Foodchain stores.

We know that these are important initiatives for the company and they are also important in the eyes of the market. We also know we must manage each of these aspects well going forward to achieve better returns for our shareholders. Over the 6 months post the May announcement we have achieved or exceeded the early milestones set for performance. We are committed to continuing to achieve these objectives.

We have advised the market that we are targeting a minimum 15-20% compound growth in Net Profit before significant items and preference share dividends in financial years 2003 and 2004. This remains our target.

FOODCHAIN

You have heard from us a number of times regarding the genesis of Foodchain.

Why did we start this venture?

Like all companies we look for opportunities to leverage our core business. We had and continue to have expertise in the area of food via our foodhalls which turn over more than $100 million a year, and we believed there was a demonstrable opportunity in the market. So, after a concept development period Foodchain was launched.

I have no intention of dancing around this topic - clearly the early performance of Foodchain has not been satisfactory – I am sure there are those in the audience today who can think of a stronger term to use. This has been a painful experience for us and for our shareholders.

We conducted a thorough review earlier this year. We have paused the rollout with the exception of the Manly store while we undertake further work to improve the operational performance of the business. We announced last Friday that as flagged we have now vacated the Parramatta Foodchain store.

We have been working through a detailed program which we believe should both improve individual store operating ability, reduce the costs of doing business, and allow us to leverage expertise across the stores.

A new General Manager was appointed to Foodchain in July. John McAtamney has over 25 years experience in food retailing. The team under his guidance and that of Peter Wilkinson has seen encouraging signs but it is too early to make a comprehensive decision on this business.

All parts of the David Jones business must contribute towards our goal of a 15% return on investment. Foodchain is no different. We have said we will make a decision on its future in the first quarter of calendar 2003 and that remains our intention.

Regardless of the option taken with Foodchain in 2003 we will be able to deliver a better outcome for shareholders early next year than would have been possible earlier this year

GOING FORWARD

As I mentioned earlier, your board recognises the frustration shareholders feel about the company's performance.

It is important to recognise that in the face of challenging retail conditions over the past 2 years David Jones has delivered some strong achievements such as the acquisition and integration of the Aherns business in Perth and the successful refurbishment of a number of key stores.

We have taken important decisions to take the business forward. We have a clear and focussed program. We have reduced capital expenditure and ensured the balance sheet is well positioned to cope with the demands of the retail cycle.

Our focus is absolutely on shareholder returns and we are confident we have taken all the necessary steps to maximise that opportunity going forward.

It remains to be seen of course if the market recognises this progress. Market sentiment is made up of a range of factors – company performance is obviously key but perceptions of the sector the company occupies, consumer confidence, economic cycles, interest rates all play their part.

Our job is to put in place the best ingredients to deliver performance. Certainly, the early signs are good.

CORPORATE GOVERNANCE

I would like to touch briefly on a couple of issues which are at the forefront of corporate governance discussions in the broader market at this point of time.

We continue to be rated very highly in this area. Excellent corporate governance does not, in itself, guarantee total success but it does give assurance that the systems and mechanisms of the corporation are properly in place.

Your board and management places high emphasis on ethics and integrity and this will continue to be our cornerstone.

BOARD RETIREMENT FEES

Nothing stands still and things which were appropriate in past years are now being re-examined. Non-Executive Director's retirement schemes is one of those areas.

It was only three years ago at the AGM in 1999 that you, the shareholders, voted positively for the current scheme to be put in place. We recognise, however, that times change and in line with that, we will be reviewing our retirement scheme this coming year. I would expect changes and I will keep you apprised of any changes that occur.

ACCOUNTING FOR OPTIONS

Much has been spoken about incentive schemes involving shares and options and, more particularly, whether and how they should be accounted for.

Firstly, I believe such schemes remain appropriate providing (1) they are not excessive, (2) they have strong and rigorous performance hurdles in place and (3) they vest over time. As you are aware David Jones replaced its options scheme with a shares based long term incentive scheme this year.

There is widely varied debate on appropriate accounting for options. A new International Accounting Standard is being proposed and we intend to wait until that is promulgated before we account for options. We do not believe it is in the best interests of our shareholders to make changes while there is still debate regarding the proper standard.

However in the interests of transparency, we have detailed any schemes in our notes to accounts and have indicated values as calculated using currently agreed methods.

CHRISTMAS TRADING

Our team delivered a strong set of sales results in the first quarter of this financial year. Trading throughout calendar 2002 has been strong. We continue to be pleased with trading to this point of the second quarter of the new financial year.

With the heaviest part of the Christmas trading period yet to come I can assure you that David Jones is very well positioned to capture Christmas spending.

RECRUITMENT OF NEW CEO

Ladies and gentlemen...before handing over to our CEO Peter Wilkinson I'd like to touch on one other matter, and that is the issue of the appointment of a new Chief Executive.

As you know we announced in September that Peter had entered into early discussions with the Board about the timing of his retirement from the company. Peter and I have always maintained regular dialogue about his plans for the future and after serving nearly 6 years as CEO Peter decided the time was right to retire. It is likely that Peter will leave David Jones at the end of January 2003.

We subsequently commenced a very detailed process to choose Peter's successor. We engaged an Executive Search firm to assist us thoroughly survey and benchmark both the external market and the excellent internal candidates we have. That process is near to completion and we expect to announce the choice in the very near future. Certainly before Christmas.

I want to take this opportunity on behalf of the board to thank Peter for the commitment, hard work and energy he has brought to the role of CEO. Under Peter's leadership, David Jones has re-established itself as a market leader and has developed a very strong team. Peter leaves our department store business well positioned for the future.

Peter – while there are still of course a couple of months of work ahead of you, I wanted to take the opportunity now to say thankyou on behalf of all at David Jones and wish you all the very best for the future.

AND NOW I WOULD LIKE TO HAND OVER TO CEO PETER WILKINSON
PETER.......

PETER WILKINSON

Thankyou Chairman and good morning ladies and gentlemen

As you know this is my final AGM as CEO of David Jones so this morning I will provide my usual report to the meeting and also talk a little about my time with David Jones.

DEPARTMENT STORE BUSINESS

David Jones department stores have now gained market share for 3 successive financial years. This is not an insignificant achievement. This growth has been driven by a well-established core business strategy and a well-understood and articulated brand proposition.

We have over the past 5 years created a significant point of difference for our brand. Today for instance almost 70% of our womenswear and menswear offer is exclusive to David Jones in the department store segment.

This point of difference has proven to be crucial in the past 12 months during which we have witnessed the most ferocious discounting seen in the market for many years. David Jones has acted to remain competitive but importantly has been able to limit the effect on our margins and protect profitability of sales. Department store earnings before interest and tax rose 20.5%.

The most recent financial year was very much a tale of two halves. The non-food retail cycle began to trend up form the beginning of 2002 and David Jones was well positioned to maximise this upturn.

We have managed costs well with the selling general and administration percentage of sales finishing the year 0.7% lower than the previous year. We are continuing to work hard on costs in order to counter some expected increases in areas such as insurance, food labeling and infrastructure going forward.

Our credit card posted an outstanding result, improving over 40% on the previous year. The result reflects growth in our overall card base, a strong sales performance, tight cost management, low doubtful debts and reduced funding costs.

ONLINE

David Jones Online is now consistently ranked as one of Australia's leading retail websites by sources such as Neilsen Net Survey.

We launched this business at the end of 2000 and while it is a very small part of our overall sales revenue, sales are growing in excess of 40% per annum and in line with expectations. With this continuing growth we expect David Jones Online to grow to become the equivalent of one of our top five stores over the next 5 years.

As we have flagged we expect the business to be very close to break even during financial year 2003.In line with our strategic plan for David Jones Online it has now, post its business development phase, been merged with our core department store business.

STRATEGIC ANNOUNCEMENT

As the Chairman has mentioned the group made a major strategic announcement in May.

The driver behind our strategic plan is the desire to deliver shareholder value. We now have the core business in great shape and off the back of that and a disciplined approach to the application of capital we hope to unlock more value for you our shareholders.

CAPITAL

We advised the market in 2000 of a substantial capital expenditure program which centred around acquiring a West Australian presence, the refurbishment of key stores and launching the Foodchain business.

The Aherns business in Perth has proven to be a highly successful acquisition. Following a detailed transition program we rebadged the Aherns stores to David Jones in February this year. We have grown both sales and market share and believe there is much room for growth for our brand in the Perth market.

Capital expenditure has now been reduced and rescheduled. During financial year 2002 we reduced our capex from $100 million to $71 million. It is expected that going forward capital expenditure will be in the order of $60 million per annum which is a sustainable level for the company. Importantly all capital expenditure will contribute to the twin aims of achieving a 15% ROI by Financial Year 2004 and achieving a 15-20% growth in NPAT pre significant items and preference share dividends.

Our refurbishment program to date has been successful. It has centred around those stores from which we derive the greatest part of our profit. We have improved the ratio of selling space to overall space making the stores more productive and in every single instance improvements in the stores cost base and contribution to group sales and profit has followed.

Strong city stores are critical to our overall brand positioning. We have over the past few years started work on our Elizabeth and Market Street stores, and completed new Stores in Adelaide and most recently in Perth. Work will commence on our Brisbane city store in 2004 and later in our Bourke Street store.

Our Bondi store has had no capital spent on it for over 25 years. This important store is now having a much need refurbishment and is trading through the store works. We are looking to finalise this development in late 2003.

The Bondi store is part of a massive redevelopment being undertaken by Westfield of their Bondi Junction shopping centre. David Jones elected to trade through the construction and we are endeavouring to minimise the disruption to our customers as best we can.

As part of the Bondi refurbishment our new model Foodhall will be installed. We have just opened a new version Foodhall in our Perth CBD store and it is trading extremely well.

FOODCHAIN

As spoken about earlier in this meeting, we announced in May that a write down of $19.5million would be taken at the full year in association with the development costs for Foodchain. In addition a provision of $5.3m was created in relation to possible exit costs of our store at Parramatta and a site at Port Melbourne.

We have since closed the Parramatta Foodchain store.

The early operational phase of Foodchain has been a disappointment. We have in place a focussed plan which is addressing specific operational issues such as wastage, labour management, in store systems and site selection with a view to confirming the long term viability for the concept. I will comment further on this later in my report to the meeting.

TIME WITH THE COMPANY

I leave this company at the end of January 2003 after nearly 6 years proud of what we have achieved within the department store.

I am disappointed that we did not achieve the level of performance that you as shareholders rightfully expected from the early days of our Foodchain business. The major portion of my remaining time with David Jones will be spent continuing the recovery plan that we have put in place for Foodchain and providing your board with a range of options as to the future potential of this entity prior to my departure

Whilst not yet reaching acceptable performance levels, I am genuinely encouraged with the emerging improvements in the key performance drivers of our 3 Melbourne stores

I am enormously proud of the strength and stability inherent in your management team, of the recovered strength of our retail brand and of the manifold systems and process improvements that have led to the development of both a more operationally efficient and cost efficient organisation.

I am proud of the partnerships that we have forged with our suppliers of goods and services that will both be valuable to shareholders and sustain our capability for years to come.

I am proud of the achievements in gaining control of both our use of operating cash and of capital expenditure.

In my view your department store has completed its restructure and can now look forward to continuing performance improvement in both the consumer and financial markets.

OUTLOOK

Non food retail trading has been robust throughout the year and there are encouraging signals as we enter the all important Christmas and clearance seasons

Of one thing we are certain: we will achieve our full measure of market share in the weeks that lie ahead, given the already proven consumer acceptance of our summer product coupled with a strong marketing program and a sales team focused on serving our customers to the best of their ability.

Thank you

To all our shareholders, I thank you for the privilege that you accorded me in allowing me to lead your company.

To the management and staff thank you for your support and commitment.

To our suppliers thank you for helping us to recover our market positioning.

And to those of you who are our customers may it always be for you that there is " No other Store like David Jones...."

0o0o0o0o0o0o0o0o0o0o0o0o0o0o0o0o0